October 25, 2021

To:        The Board of Directors of ZHRH Corporation

Gentlemen:

I hereby resign from all positions I may hold as an officer of ZHRH Corporation, a Nevada corporation (the “Corporation”), effective as of the date set forth above.

My resignation is not the result of any disagreement with the Corporation or any other entity on any matter relating to the operations, policies (including accounting or financial policies) or practices of the Corporation.

Sincerely,

/s/ Brett Lovegrove

Brett Lovegrove